eLong Statement Regarding Dispute with Qunar

BEIJING, October 16, 2013. – eLong, Inc. (NASDAQ: LONG), released the following statement regarding a legal dispute with Qunar:

We recently have noticed a number of public statements regarding a contract dispute between eLong and Qunar. We would like to clarify some of the facts relating to this dispute, and set forth our position with respect thereto.

In May 2013, after a temporary suspension of cost-per-click advertising cooperation, an eLong subsidiary entered into two contract amendments with a Qunar affiliate (“Beijing Quna”) regarding hotel inventory redistribution (together, the “Agreement”). Under the Agreement, eLong is to provide Qunar with PRC domestic agency hotel inventory, PRC domestic pre-pay hotel inventory and international hotel inventory, pursuant to a revenue share arrangement. The Agreement specifies that domestic agency hotel inventory would be provided first, and pre-pay hotel and international hotel would be provided subsequently, and states that the parties would separately finalize commission and settlement terms and procedures for the pre-pay and international hotel inventory.

Under the Agreement, Qunar is obligated to sell at least 900,000 stayed room nights of eLong-provided hotel inventory between July 1, 2013 and December 31, 2013, including 450,000 room nights quarterly between July 1, 2013 and September 30, 2013, and 450,000 between October 1, 2013 and December 31, 2013. The Agreement also requires Qunar to sell a higher number of room nights of eLong inventory during the future period between January 1, 2014 and June 30, 2016, and stipulates that the rate of increase must be at least 70% of Qunar’s prior year fourth quarter hotel room night growth rate. If Qunar fails to meet the sales targets, the Agreement specifies that Qunar is to compensate eLong by providing advertising credit at a rate of RMB27 per room night, and such compensation is to be paid within 20 days after the end of each calendar quarter. Thus, under the terms of the Agreement, and without estimating any future growth rate, Qunar has committed to sell a total of 5.4 million stayed room nights of eLong hotel inventory during the period between July 1, 2013 and June 30, 2016, and to pay compensation of RMB 27 for each room night less than the sales target (e.g. if no room nights sold, RMB145.8 million = 5.4 million x 27 RMB per room night).

We believe we have faithfully carried out our obligations under the Agreement, and that Qunar breached the Agreement by seeking early termination without legal or contractual basis. To protect our interests, on September 11, 2013, we filed suit against Beijing Quna, and the Court in Beijing has scheduled the first hearing for this case in late October. In this action, we seek a resumption of cooperation under the terms of the Agreement and damages for our losses. We will continue to take all appropriate and necessary steps to protect our legal interests.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties related to litigation and arbitration in China, and risks relating to the application of preferential tax policies, as well as other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 220,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (NASDAQ: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570